UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

Lifezone Metals Limited (the “Company”) is furnishing this current report on Form 6-K to report that as of July 18, 2025 it entered into a definitive agreement with BHP Billiton (UK) DDS Limited to acquire BHP’s 17% equity interest in Kabanga Nickel Limited (“KNL”), the majority owner of the Kabanga Nickel Project in northwestern Tanzania, and to terminate any existing agreements between BHP, the Company, KNL or any affiliates and with respect to the Kabanga Nickel Project.

Following completion of the transaction, Lifezone will own 100% of KNL, which in turn holds an 84% interest in Tembo Nickel Corporation Limited (“TNCL”), the Tanzanian operating company for the Kabanga Nickel Project. The remaining 16% of TNCL is held by the Government of Tanzania.

The Company intends to incorporate this Form 6-K and the accompanying exhibits by reference into its registration statements on Form F-3 (File Nos. 333-272865 and 333-281189) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description of Exhibit
10.1	Deed of Termination relating to the T2 Agreement, dated as of July 18, 2025.
10.2	Lock-Up Deed, dated as of July 18, 2025.
10.3#	Share Purchase Agreement relating to the Kabanga Nickel Project, dated as of July 18, 2025.
99.1	Press Release of the Company dated July 18, 2025.

#	Portions of this exhibit have been omitted as the Company has determined that (i) the omitted information is not material, and (ii) the omitted information is of the type that the Company customarily and actually treats as private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: July 18, 2025	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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